1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

February 26, 2009

VIA EDGAR

Brion Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO
Funds File No. 811-05028

Dear Mr. Thompson:

In a November 26, 2008 telephone conversation with me, you communicated the Securities and Exchange Commission staff’s (the “Staff”) comments on Amendment No. 180 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PIMCO Funds (the “Registrant”), as filed on October 10, 2008, to rename the Money Market Portfolio, an existing series of the Registrant, to Short-Term Floating NAV Portfolio (the “Portfolio”), and make conforming changes to the Portfolio’s Offering Memorandum and Offering Memorandum Supplement, each dated October 10, 2008. A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Offering Memorandum

Comment 1: A section entitled “Summary Information” precedes the Portfolio’s Risk/Return Summary. Pursuant to General Instruction C(3)(a) to Form N-1A, this section should be moved to a point after the Fund’s Risk/Return Summary.

Response: Previously, the Staff has given this comment to the Registrant’s Amendment No. 117, as filed on May 27, 2005, and to the Registrant’s Amendment No. 164, as filed on April 10, 2008, each with respect to other series of the Registrant. The

US    Austin    Boston    Charlotte    Hartford    New York    Newport Beach    Philadelphia    Princeton    San Francisco    Silicon Valley    Washington DC

EUROPE    Brussels    London    Luxembourg    Munich    Paris    ASIA    Beijing     Hong Kong

Brion Thompson February 26, 2009 Page 2

Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Amendment Nos. 117 and 164.1

General Instruction C(3)(a) of Form N-1A specifies that the information required by Items 2 and 3 (the Risk/Return Summary) must not be preceded by any other information, except the cover page. The Staff has, however, relaxed this requirement for combined prospectuses. The current format of the Portfolio’s stand-alone Offering Memorandum reflects the general format of the Registrant’s other combined offering memoranda and prospectuses. In the Registrant’s other combined offering memoranda and prospectuses, a summary of information about certain important investment characteristics of each fund, as well as a list of the main defined terms, appears before the Risk/Return Summaries. The Registrant believes that maintaining this format in its stand-alone offering memoranda and prospectuses complements the investor’s familiarity with the standard PIMCO format and allows investors to easily compare funds across the various offering memoranda or prospectuses.

Comment 2: On page 4, the “Investment Objective & Strategies” section says: “The Portfolio may... only invest up to 5% of its total assets in securities and instruments that are economically tied to emerging market countries.” The Staff notes, however, that emerging markets risk is not included in the “Summary of Principal Risks” and requests that the Registrant include a discussion of these types of risks in the principal risks section.

Response: The Portfolio may invest only up to 5% of its assets in emerging markets securities and, therefore, the Registrant does not consider emerging markets risk to be a principal risk of the Portfolio. The Registrant calls the Staff’s attention to the disclosure regarding emerging markets securities and the risks associated with investment in them in the “Characteristics and Risks of Securities and Investment Techniques – Foreign (Non U.S.) Securities” section of the Offering Memorandum (pages 20-21).

[1]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 117 (July 26, 2005); see also Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 164, at 1 (June 23, 2008).

Brion Thompson February 26, 2009 Page 3

Comment 3: The “Summary of Principal Risks” section includes “Short Sale Risk” as a principal risk of the Portfolio. However, the “Investment Objective and Strategies” section does not include a discussion of short sales as a principal investment strategy of the Portfolio. Please confirm whether short sales are a principal investment strategy of the Portfolio and, if so, include a discussion of this strategy in the “Investment Objective and Strategies” section.

Response: Previously, the Staff has given this comment to the Registrant’s Amendment No. 163, as filed on April 10, 2008, with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its responses provided to the comments on Amendment No. 163.2

Short selling is not a principal investment strategy of the Portfolio. However, as disclosed in the revised “Characteristics and Risks of Securities and Investment Techniques—Short Sales” section of the Offering Memorandum, the Portfolio may engage in short selling to the extent permitted by the 1940 Act and rules and interpretations thereunder. When the Portfolio engages in short selling, it will be subject to “Short Sale Risk” as noted in the “Summary of Principal Risks.” Given the anticipated nature of short sale positions and the level of attendant risk, the Registrant believes that the current disclosure is appropriate.

Comment 4: Under the “Management of the Portfolio” section, the Offering Memorandum currently states: “A discussion of the basis for the Board of Trustees’ approval of the Portfolio’s investment advisory contract will be available in the Portfolio’s annual or semi-annual report to shareholders.” Please revise the disclosure to clarify the period that such annual or semi-annual report will cover.

Response: Comment accepted. The Registrant will revise the disclosure in its next filing for the Portfolio to include the period that such annual or semi-annual report will cover.

Comment 5: Under the “Fundamental Investment Restrictions” section on page 14, the Registrant provides that it does not consider privately-issued mortgage-related securities,

[2]	See Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 163, at 4 (June 23, 2008).

Brion Thompson February 26, 2009 Page 4

or any asset-backed securities, a particular “industry” or group of industries for purposes of its policy with respect to concentration in a particular industry. Please explain the basis for this statement.

Response: Previously, the Staff has given this comment to the Registrant’s Amendment No. 137, as filed on July 31, 2006, and Amendment No. 174, as filed on July 28, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Amendment Nos. 137 and 174.3

In determining industry classification, the Staff historically has permitted a registrant to define its own industry classification so long as the classification is reasonable and the primary economic characteristics of the companies in a single industry do not materially differ from each other.4

Registrant believes the economic characteristics of mortgage-backed securities are sufficiently broad, with materially different risk profiles and underlying assets, that they should not be classified as one single industry. For instance, mortgage-backed securities may be backed by traditional residential mortgages, second or home equity mortgages, mortgages on multi-family properties as well as commercial properties, each of which has very different economic risk characteristics. Similarly, other asset-backed securities may be backed by very diverse assets, ranging from senior secured loans, subordinated corporate loans, fixed income securities and automobile receivables. To group all of these securities as a single industry would be inappropriate. As such, Registrant believes its position is supported by Staff guidance.

Offering Memorandum Supplement

[3]

See Letter from Derek B. Newman to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 137 (September 20, 2006). See also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 174 (October 28, 2008).

[4]

Registration Form Used by Open-End Management Investment Companies; Guidelines, Release No. 33-6479 (August 12, 1983). Although the guidelines have since been rescinded, we believe Guide 19 continues to be instructive in determining whether the Portfolio’s policy meets the 1940 Act requirements.

Brion Thompson February 26, 2009 Page 5

Comment 6: Please provide financial statements for the Portfolio, as required by Item 22(a) of Form N-1A.

Response: As of the date of the Offering Memorandum and Offering Memorandum Supplement, the Portfolio had not commenced operations. As such, financial statements are not available.

Comment 7: The “Investment Objectives and Policies—Municipal Bonds” section (page 5) states that the Portfolio may invest, without limitation, in residual interest bonds (“RIBs”). Please explain whether the Portfolio’s transactions in RIBs will be subject to FASB Statement No. 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“FAS 140”). Also, please represent that the Portfolio’s financial statements and other materials containing financial information will properly reflect transactions in RIBs and that the Portfolio’s independent accountant concurs with the accounting treatment of such transactions.

Response: Previously, the Staff has given a similar comment to the Registrant’s Amendment No. 164, as filed on April 10, 2008, and Amendment No. 174, as filed on July 28, 2008, each with respect to other series of the Registrant. The Registrant’s response, set forth below, is substantively similar to its response provided to the comment on Amendment Nos. 164 and 174.5

The Registrant intends to account for the Portfolio’s transactions in RIBs in accordance with FAS 140. For example, if a transfer of fixed rate municipal bonds meets sale criteria under FAS 140, the Portfolio will record a sale of the fixed rate municipal bonds and a purchase of the associated RIBs. Conversely, if the transfer of fixed rate municipal bonds does not meet sale criteria under FAS 140, the Portfolio will account for the transfer as a secured borrowing by including the fixed rate municipal bonds in its Schedule of Investments and recording the floating rate notes issued by the trust issuing the RIBs as a liability in its Statement of Assets and Liabilities. In addition, the Portfolio will cause its other financial statements and other materials containing financial information to reflect

[5]

See Letter from Nauman S. Malik to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 164 (June 23, 2008). See also Letter from Adam T. Teufel to Brion Thompson, Division of Investment Management, U.S. Securities and Exchange Commission, Responding to Comments on Amendment No. 174 (October 28, 2008).

Brion Thompson February 26, 2009 Page 6

the accounting treatment described above. The Registrant has discussed this response and the accounting treatment described above with its independent accountant.

*                        *                         *

In addition to these comments, you requested that the Registrant make certain representations concerning Amendment No. 180 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3351 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Megan C. Johnson

Megan C. Johnson

cc:	J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

February 26, 2009

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File No. 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Amendment No. 180 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on October 10, 2008 (the “Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

•

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Megan C. Johnson at (202) 261-3351 or Brendan C. Fox at (202) 261-3381 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Ernest L. Schmider

Ernest L. Schmider

President

cc:	Brendan C. Fox
Megan C. Johnson
J. Stephen King, Jr.
Joshua D. Ratner
Audrey L. Cheng